FRANKFURT: AORLB8; OTCBB: AMGOF

AMG OIL REPORTS RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Vancouver, British Columbia, November 19, 2009 /CNW, AMG OIL LTD. (OTCBB: AMGO; FRANKFURT: AORLB8) (the “Company”) AMG has today announced that it has filed its audited financial statements for the period ended September 30, 2009, and the accompanying management's discussion and analysis with the relevant provincial securities regulators.

These filings are available for review at www.sedar.com

About AMG Oil Ltd.

Through its wholly-owned subsidiary Adira Energy Corp., an Ontario corporation, the Company explores for oil and gas in Israel in areas located on-shore in the Hula Valley, Northern Israel, 10km offshore between Netanya and Ashdod, and 17km offshore between Hadera and Netanya. The Company currently holds three petroleum exploration licenses, the Eitan, Gabriella and Yitzhak Licenses, covering an aggregate total of approximately 160,550 acres. Brownstone Ventures Inc a Canadian-based, TSX Venture Exchange listed, energy investment company, has the right, subject to certain conditions, to earn a 15% participating interest in the Companies offshore blocks.

For more information contact:
Alan Friedman
EVP, Corp. Development
info@adiraenergy.com
+1 416 250 1955

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.